PENCILISH ANIMATION STUDIOS

A Crowd-Owned Animation Studio Created by Top Disney Alumni

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pencilish.com   Franklin TN   Entertainment   Film   Animation

Highlights

1. Tom and his team have worked on films that have grossed over $3B total worldwide.
2. Global animation is a $259B+ market opportunity.
3. Advisor Steve McBeth, a Fortune 100 Executive & Founding President at Disney Interactive Worldwide.
4. CEO, a Disney Alumni, has 225K+ Instagram followers.

Our Team



Tom Bancroft CEO

Tom, a former Disney Animator, has created characters in some of the most popular and profitable animated features of all time, including The Lion King, Pocahontas, and Mulan. He has also directed 10 Feature Films and 8 TV Series.

> I have dedicated my life to animation, it's what I have done throughout my childhood and my career and now I can't wait to share that with you. I've worked for Disney, animated on top box office hits, and now...I get to create my dream studio with YOU. - Tom Bancroft



Ash Greyson Co-Founder

With more than 20 years of media experience, Ash is an expert at producing, marketing, digital & social strategies. His clients include Lionsgate, Sony Pictures, Focus Features, Paramount, Roadside Attractions, Syfy Channel, Nat Geo Network, & more.



With more than 20 years of media experience, Ash is an expert at producing, marketing, digital & social strategies. His clients include Lionsgate, Sony Pictures, Focus Features, Paramount, Roadside Attractions, Syfy Channel, Nat Geo Network, & more.



Ming-Na Wen Advisory Board Member

Ming-Na is an actress with many film and TV credits. She is best known for her starring role as Fa Mulan in the animated Disney film Mulan, Melinda May in the Marvel TV drama series Agents of S.H.I.E.L.D, and the Star Wars series The Mandalorian.



Steve McBeth Advisory Board Member

Fortune 100 executive, Steve has 25 years of leadership experience at The Walt Disney Company & WellPoint. He was the Founding President at Disney Interactive Worldwide & had operating responsibility for Consumer Products Division in North America



Tony Bancroft Advisory Board Member

Over 30 years in the animation industry. He created Pumbaa the warthog in "The Lion King" and Kronk in "The Emperor's New Groove" for Disney. He also co-directed the 1998 Hit Animated Film "Mulan". Lead Animator on Warner Brother's New Space Jam.



Aaron Blaise Advisory Board Member

Disney Director, Writer, and Animator. He joined Walt Disney Feature Animation working there for 21 years on some of the most popular feature films made by the studio. He was the Co- Director for the Box Office Hit Disney Film "Brother Bear".



Christopher Joe Advisory Board Member

Vice President & Chief Compliance Officer at AIG Life & Retirement Funds. Christopher has a demonstrated history of working in the investment management industry and is experienced in Options, Asset Management, Securities, ETFs, and Equities



Jason Brown Advisory Board Member

Jason is currently the CEO of Called Higher Studios, Inc. He has produced feature films that have been distributed by Netflix & Walmart & founded a production company that created over 300 hours of network television.

Legends from Disney, Sony Pictures, and Warner Bros... want YOU!

A handful of large, multi-billion-dollar companies holds all the ownership to the most beloved characters in the world. Though each of those properties was created by an artist or a small team of artists, it is the huge conglomerates that reap the benefits of the huge, worldwide publishing, merchandising, toy, and commercial licensing deals that come from those animated characters. This has been THE PATH that every brilliant TV series, feature film, and character creator has had to take — until now.





Pencilish CEO, Tom Bancroft



"I AM BLESSED TO HAVE WORKED ON THE *BIGGEST* BOX OFFICE ANIMATED FILMS OF ALL TIME. I HAVE A FIRE INSIDE OF ME TO LAUNCH PENCILISH STUDIOS BECAUSE I STILL LOVE TO CREATE CHARACTERS AND TELL STORIES!

NOW, I WANT TO PARTNER WITH YOU! TOGETHER WE CAN CREATE OUR OWN PROJECTS AND WHO KNOWS WHERE THAT WILL LEAD?

WHAT I DO KNOW IS THAT WE HAVE SOME OF THE MOST AMAZING, AWARD-WINNING TALENT AND CREATORS IN THE INDUSTRY, AND NOW YOU HAVE ACCESS TO INVEST IN A COMPANY ALONGSIDE THEM!"

TOM BANCROFT, CEO PENCILISH STUDIOS



Characters Animated by Tom Bancroft

PENCILISH ANIMATION STUDIOS

A Crowd-Owned Animation Studio

With the advent of direct distribution systems (i.e. the phone in your hand), the world has turned upside down and many industries have discovered that they no longer are tied to the "gatekeepers" that want their large "piece of the pie". Film and animated content are just starting to go down this road, but Pencilish Animation Studios will go one step further — enabling investors to be a part of creating fun, animated series and characters that they can OWN a piece of!

WHAT ARE WE DOING?

It is our intention to create world class IP (intellectual properties) through animation that we can produce in-house, partner with other animation studios, streamers, or entertainment companies. Then, together, we'll deliver this content to wherever people are, YouTube, mobile phones, social media, everywhere that people consume media today. We have access to projects that are just waiting to be developed and with our key ingredient, YOU, together we can create lifelong content and characters that can entertain people for generations to come.

We have already developed and are moving into animation production on THREE ANIMATED SERIES (see our Pencilish.com website for more information on them) with many more waiting in the wings or in the development phases. We will launch these first three as our Phase 1 launch on our Pencilish Studios Youtube channel. We will market them to insure we get as many eyes on them as possible and once we have an audience, we will take the most popular intellectual properties and begin making partnerships with them for extending that content further (additional episodes) and begin making merchandising and licensing deals with our media franchises.

In short, we are making characters and stories THAT WE WILL OWN, that are excellent, then we will retain as much ownership of those IPs as we make deals to get them out into the world as video games, t-shirts, plush, trading cards, and other merchandising opportunities. This is what the major conglomerates do but we are cutting out the middle people and going directly to the people! We will have more control and be able to garner better deals because YOU invested in US.

The 5 Highest-Grossing Media Franchises of All Time

Hollywood's "dirty little secret" is that MAKING most films- and certainly, most animated tv shows- is a BREAK EVEN venture. The real MONEY in animation comes from all the ancillary licensing and merchandising deals that can be made in areas like publishing, video games, merchandising, etc. Pencilish Animation Studios' plan is to create inexpensive IP that we can retail as much ownership of as possible, in order to reap the most from the longer-term profits of merchandising.

See the chart below, note how much of the profits come from the franchises' merchandising (yellow).



THE 25 HIGHEST-GROSSING MEDIA FRANCHISES OF ALL TIME
KEY
Franchise name
ORIGINAL MEDIA
Year of inception
Total revenue (USD)
Revenue breakdown
VIDEO GAMES
MERCHANDISE
TRADING CARDS
COMICS & MANGA
BOX OFFICE
HOME ENTERTAINMENT
BOOK SALES
TV REVENUE
MUSIC
MUSEUMS
STAGE PLAYS
0
$20B
$40B
$60B
$80B
$100B
Pokémon
VIDEO GAME
1996
$92.121B
Hello Kitty
VINYL COIN PURSE DESIGN
1974
$80.026B
Winnie the Pooh
BOOK
1924
$75.034B
Mickey Mouse
ANIMATED SHORT
1928
$70.587B
Star Wars
FILM
1977
$65.631B

WORLDCLASS TEAM

From Disney, Sony Pictures, Warner Bros, and more...

Our team has created characters, feature films, TV series, and intellectual properties that have gone on to make MANY BILLIONS of dollars in worldwide gross box office, merchandising, and licensing for Disney and others. Our advisors include Animation Directors and executives from Disney and Fortune 500 companies.


Tom Bancroft
CEO
Steve McBeth
Advisor
Ash Greyson
Co-Founder
LIONSGATE
SONY
Tony Bancroft
Advisor
Aaron Blaise
Advisor
Christopher Joe
Advisor
AIG
Jason Brown
Advisor
Ming-Na Wen
ADVISOR

Disney Feature Films contributed to by Pencilish CEO


Aladdin
LION KING
POCAHONTAS
TARZAN
MULAN
BROTHER BEAR


Tom Bancroft Animation Reel
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Watch on YouTube

THE ANIMATION BUSINESS IS HUGE!

Animated series and character IP make trillions of dollars worldwide

Why create animated kids' content? 3 reasons... merchandising, cross demographic appeal, and long product lifespan. Merchandising often represents a much more lucrative revenue stream than even the content production itself. Moreover, animation appeals across genres and age groups. Kids, young adults, and adults all consume animated content. Lastly, animated films and TV series last decades and are watched over and over again by kids, and later, they share their favorites with their kids.

WHAT'S NEXT?


PHASE 2:
CREATE 2-3 SHORT FORM (3-5MIN) ANIMATED SERIES.
PHASE 4:
PARTNER WITH LICENSORS AND CREATE MERCHANDISING OPPORTUNITIES. REPEAT.
Q2 2021
Q3 2021
Q1 2022
Q3 2022
PHASE 1:
DECIDE WHICH ORIGINAL INTELLECTUAL PROPERTIES SHOULD GO TO SERIES.
PHASE 3:
GAIN A FOLLOWING BY MARKETING TO WIDEST POSSIBLE AUDIENCE.

*These projections are not guaranteed.

WHY INVEST?

A great opportunity you don't want to miss...

Potential to make money, see the animation development process, own up and coming intellectual property and have a say in the process! You may not have had the opportunity to invest in Disney in 1923, but you do have the opportunity to invest in Pencilish NOW! (*disclaimer* obviously we're not a billion dollar company like Disney and we may never reach their level of success, but in 1923 Disney was not a billion dollar company either)

We're looking forward to our first project with YOU and we're shooting for Q3 of 2021 to launch our first short form animated projects that we hope will turn into animated series and movies!

CEO Featured in "Pencil Test" Documentary Film

Additionally, Tom is currently producing a feature documentary called *Pencil Test*. And while this project is not owned or affiliated with Pencilish Studios, it does show our CEO's popularity and current projects that he is working on. This feature film documentary focuses on the industries' best and most inspirational animators, primarily spotlighting their work in the 90s and early 2000s. This fascinating look into the lives of these animators will not only bring back your childhood memories, but will also make you fall in love with 2D animation all over again. Narrated and voiced by actress Ming-Na Wen (Joy Luck Club, Agents of Shield, Voice of "Mulan"), Tom is also animating a version of her for the documentary to be released in 2021.





JOIN US!

Join us to create high quality animated projects that connect with audiences of all ages. You don't have to think very hard about your childhood to remember some of your favorite characters growing up, and we now have this opportunity with a new, young and connected generation. Invest today!



